02 AUG JOINT NEWS RELEASE

PHOENIX CANADA OIL COMPANY LIMITED
Suite 1240; 70 York Street
Toronto, Ontario, Canada M5J 1S9

STARREX MINING CORPORATION LTD.
Suite 1240; 70 York Street
Toronto, Ontario, Canada M5J 1S9

FOR IMMEDIATE RELEASE:

SUBJECT: Phoenix and Starrex Plans of Arrangement Approved

Toronto, Ontario, August 6, 2002 .... Phoenix Canada Oil Company Limited (TSXV:PCO) and Starrex Mining Corporation Ltd. (TSXV:STX) announced today that they have received the required shareholder and Court approvals to implement their previously announced plans of arrangement and have filed the necessary documentation under applicable corporate legislation to give effect to these transactions.

Pursuant to these plans of arrangement, each of Phoenix and Starrex will distribute common shares of InterStar Mining Group Inc. (TSXV:IG) held by its common shareholders on a pro-rata basis. Under the Phoenix plan of arrangement, Phoenix will distribute InterStar common shares representing approximately 8.3% of the outstanding InterStar common shares on the basis of one InterStar common share for every three Phoenix common shares held. Under the Starrex plan of arrangement, Starrex will distribute InterStar common shares representing approximately 66.4% of the outstanding InterStar common shares on the basis of four InterStar common shares for each Starrex common share held. Fractional InterStar common shares will not be issued pursuant to the arrangements; all fractional share interests will be rounded down to the next lowest whole number of InterStar shares in each distribution. Phoenix and Starrex common shareholders will continue to own the same number of Phoenix or Starrex common shares as were held prior to the arrangements.

A record date of the close of business on August 14, 2002 has been established by each of Phoenix and Starrex for shareholders who will be entitled to receive InterStar common shares pursuant to the plans of arrangement. Certificates representing

dlw 9/21

such shares will be mailed to shareholders of record on such date shortly thereafter. It is anticipated that common shares of Phoenix and Starrex will commence trading on an "ex-distribution" basis on the TSX Venture Exchange on Monday, August 12, 2002.

- 30 -

Further Information -- Contact:
S. Donald Moore, President
Phone: (416)368-4440
Fax: (416)865-1382